June 28, 2016

VIA EDGAR

Daniel L. Gordon, Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Alexandria Real Estate Equities, Inc.

Form 10-K for Year Ended December 31, 2015

Filed February 3, 2016

File No. 001-12993

Dear Mr. Gordon:

This letter is submitted in response to your letter dated June 20, 2016, to Mr. Dean A. Shigenaga, Chief Financial Officer of Alexandria Real Estate Equities, Inc. (the “Company”).

For convenience of reference, the comment contained in the letter dated June 20, 2016, is reprinted below in italics followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

1.
We note that in your executive summary you focus on key non-GAAP financial measures and not GAAP financial measures which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 102.10). We also note issues related to prominence within your earnings release filed on February 1, 2016. Please review this guidance when preparing your next earnings release.

Response to Comment 1

We confirm that we will review the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (including specifically Question 102.10) in preparing future earnings releases and Exchange Act reports.

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In connection with the aforementioned responses, Alexandria Real Estate Equities, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (626) 578-0777.

Very truly yours,

/s/ Dean A. Shigenaga
Dean A. Shigenaga
Chief Financial Officer

cc:	Joel S. Marcus, Chief Executive Officer

Kenneth Kohler, Esq., Morrison & Foerster LLP

James McCaulley, CPA, Ernst & Young LLP